UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

Form 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 30, 2005

Commission file number: 1-14616

__________________________________________________

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82--

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. Financial Statements as of and for the nine months ended September 30, 2005, as filed with the Superintendencia de Valores y Seguros, Chilean Securities and Insurance Superintendence.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Victor Cantillano Vergara

Date: November 02, 2005 By: Victor Cantillano Vergara Principal Financial Officer

ASSETS
		mm	dd	yr	mm	dd	yr
		09	30	2005	09	30	2004
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		24,943,316			23,529,002
5.11.10.10 Available		106,847			1,471,770
5.11.10.20 Time deposits		0			0
5.11.10.30 Negotiable securities (net)		0			0
5.11.10.40 Debtors from sales (net)	5	1,641,232			1,424,754
5.11.10.50 Notes receivable (net)	5	714,181			1,709,235
5.11.10.60 Sundry debtors (net)	5	1,378,949			911,707
5.11.10.70 Related companies bills receivable and debtors	6	8,549,431			6,060,287
5.11.10.80 Inventories (net)	7	11,297,345			10,698,216
5.11.10.90 Recoverable taxes		220,681			240,581
5.11.20.10 Prepaid expenses	28	810,211			885,650
5.11.20.20 Deferred taxes		121,616			0
5.11.20.30 Other current assets	9	102,823			126,802
5.11.20.40 Leasing contracts (net)		0			0
5.11.20.50 Assets for leasing (net)		0			0
5.12.00.00 TOTAL FIXED ASSETS	10	122,684,479			131,569,914
5.12.10.00 Land	10	39,496,623			40,410,514
5.12.20.00 Constructions and infrastructure works	10	50,172,225			56,482,184
5.12.30.00 Machinery and equipment	10	18,460,333			24,069,361
5.12.40.00 Other fixed assets	10	35,069,718			37,014,495
5.12.50.00 Higher value due to technical revaluation of fixed assets		0			0
5.12.60.00 Depreciation (less)	10	(20,514,420)			(26,406,640)
5.13.00.00 TOTAL OTHER ASSETS		23,109,102			24,667,416
5.13.10.10 Investments in related companies		3,647			771
5.13.10.20 Investments in other companies		0			0
5.13.10.30 Lower value of investments	12	13,641,118			14,892,918
5.13.10.40 Higher value of investments (less)	12	(32,172)			(36,644)
5.13.10.50 Long-term debtors	5	514,074			537,307
5.13.10.60 Long-term related companies bills receivable and debtors		0			0
5.13.10.65 Long-term deferred taxes	8	7,547,980			7,828,038
5.13.10.70 Intangible		9,785			10,899
5.13.10.80 Amortization (less)		0			0
5.13.10.90 Other	13	1,424,670			1,434,127
5.13.20.10 Long-term leasing contracts (net)		0			0
5.10.00.00 TOTAL ASSETS		170,736,897			179,766,332
LIABILITIES
		mm	dd	yr	mm	dd	yr
		09	30	2005	09	30	2004
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		52,328,289			40,606,459
5.21.10.10 Short-term bank and financial institutions obligations	14	2,528,638			5,376,511
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	3,538,770			3,957,714
5.21.10.30 Obligations with the public (Promissory notes)		0			0
5.21.10.40 Obligations with the public-short-term portion (bonds)		0			0
5.21.10.50 Long-term obligations with maturity within one year		0			0
5.21.10.60 Payable dividends		0			0
5.21.10.70 Accounts payable	27	18,096,585			19,040,664
5.21.10.80 Notes payable		170,993			163,267
5.21.10.90 Sundry creditors	29	1,591,987			1,570,329
5.21.20.10 A related company notes and accounts payable	6	24,749,652			8,183,010
5.21.20.20 Provisions	16	706,492			852,099
5.21.20.30 Withholdings		545,097			663,104
5.21.20.40 Income tax		0			0
5.21.20.50 Income received in advance	17	400,075			754,618
5.21.20.60 Deferred taxes	8	0			45,143
5.21.20.70 Other current liabilities		0			0
5.22.00.00 TOTAL LONG-TERM LIABILITIES		33,105,394			40,567,314
5.22.10.00 Bank and financial institutions obligations	15	10,644,788			16,147,574
5.22.20.00 Long-term obligations with the public (bonds)		0			0
5.22.30.00 Long-term notes payable		701,955			1,022,123
5.22.40.00 Long-term sundry creditors	29	2,705,542			1,882,148
5.22.50.00 Long-term related companies note and account payable	6	17,952,902			18,693,217
5.22.60.00 Long-term provisions		0			0
5.22.70.00 Deferred taxes long-term	8	0			0
5.22.80.00 Others long-term liabilities	17	1,100,207			2,822,252
5.23.00.00 MINORITY INTEREST	18	18,034			17,277
5.24.00.00 TOTAL EQUITY		85,285,180			98,575,282
5.24.10.00 Paid-in capital	19	57,843,536			58,125,700
5.24.20.00 Capital revaluation reserves	19	1,388,245			1,104,389
5.24.30.00 Share premium	19	30,296,316			30,295,450
5.24.40.00 Other reserves	19	(8,883,232)			(4,301,597)
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	4,640,315			13,351,340
5.24.51.00 Reserves for future dividends		0			0
5.24.52.00 Retained earnings	19	10,475,006			17,760,266
5.24.53.00 Accumulated losses (less)		0			0
5.24.54.00 Profits (losses) of the period	19	(5,834,691)			(4,408,926)
5.24.55.00 Interim dividend (less)		0			0
5.24.56.00 Development period accum. deficit		0			0
5.20.00.00 TOTAL LIABILITIES		170,736,897			179,766,332
INCOME STATEMENT
		mm	dd	yr	mm	dd	yr
		09	30	2005	09	30	2004
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		(2,867,044)			(3,630,830)
5.31.11.10 TRADING MARGIN		19,461,945			19,811,767
5.31.11.11 Trading income		78,628,942			90,415,688
5.31.11.12 Operating cost (less)		(59,166,997)			(70,603,921)
5.31.11.20 Administration and sales expenses (less)		(22,328,989)		(23,442,597)
5.31.12.00 NON-TRADING INCOME		(2,732,312)			(1,958,858)
5.31.12.10 Financial income		13,983			213,143
5.31.12.20 Related companies investments profits		0			0
5.31.12.30 Other non-trading income	20	286,802			2,973,637
5.31.12.40 Related companies investments losses (less)		(55)			(467)
5.31.12.50 Amortization lower value of the investment (less)	12	(927,259)			(987,573)
5.31.12.60 Financial expenses (less)		(2,426,211)			(2,574,093)
5.31.12.70 Other non-operating expenses (less)	20	(16,041)			(1,175,422)
5.31.12.80 Price-level restatement	21	622,004			(176,523)
5.31.12.90 Exchange rate differences	22	(285,535)			(231,560)
5.31.10.00 Profit before income tax and extraordinary items		(5,599,356)			(5,589,688)
5.31.20.00 Income tax	8	(241,468)			1,171,855
5.31.30.00 Extraordinary items		0			0
5.31.40.00 Profit (loss) before deduction of minority interest		(5,840,824)			(4,417,833)
5.31.50.00 Minority interest		2,778			5,533
5.31.00.00 NET PROFIT (LOSS)		(5,838,046)			(4,412,280)
5.32.00.00 Amortization of higher value of investments	12	3,355			3,354
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		(5,834,691)			(4,408,926)

CASH FLOW STATEMENT-DIRECT
		mm	dd	yr	mm	dd	Yr
		09	30	2005	09	30	2004
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(6,056,858)			(4,035,100)
5.41.11.10 Collection from debtors from sales		114,797,720			108,413,844
5.41.11.20 Financial income received		1,600,358			272,402
5.41.11.30 Dividends and other distributions received		0			0
5.41.11.40 Other income received		64,581			2,540,995
5.41.11.50 Payments to suppliers and personnel (less)		(118,836,489)			(110,648,311)
5.41.11.60 Paid interest (less)		(2,764,119)			(2,330,828)
5.41.11.70 Paid income tax (less)		(14,084)			(337,668)
5.41.11.80 Other paid expenses (less)		(58,330)			(1,134,421)
5.41.11.90 Paid Value Added Tax and other similar (less)		(846,495)			(811,113)
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		4,284,247			1,988,057
5.41.12.05 Placement of cash shares					0
5.41.12.10 Loans obtained		6,039,174			10,463,911
5.41.12.15 Obligations with the public		0			0
5.41.12.20 Loans verified by documentary evidence with related companies		0			0
5.41.12.25 Other loans obtained from related companies		10,464,158			4,526,708
5.41.12.30 Other sources of financing		(6,381)			0
5.41.12.35 Payment of Dividends (less)		0			0
5.41.12.40 Distribution of capital (less)		0			0
5.41.12.45 Payment of loans (less)		(12,161,607)			(12,970,744)
5.41.12.50 Payment of obligations with the public (less)		(37,746)			(31,818)
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)		0			0
5.41.12.60 Payment of other loans of related companies (less)		0			0
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)		0			0
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)		0			0
5.41.12.75 Other disbursement due to financing (less)		(13,621)			0
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		(128,355)			2,492,850
5.41.13.05 Sale of Fixed Assets		70,923			2,860,890
5.41.13.10 Sale of permanent investments		0			0
5.41.13.15 Sale other investments		0			0
5.41.13.20 Collection of loans verified by documentary evidence to related Co.		0			0
5.41.13.25 Collection of other loans to related companies		0			0
5.41.13.30 Other investment income		0			0
5.41.13.35 Addition of fixed assets (less)		(199,278)			(347,409)
5.41.13.40 Payment of capitalized interest (less)		0			0
5.41.13.45 Permanent investments (less)		0			(20,631)
5.41.13.50 Investments on financial instruments (less)		0			0
5.41.13.55 Loans verified by documentary evidence to related companies (less)		0			0
5.41.13.60 Other loans to related companies (less)		0			0
5.41.13.65 Other investment disbursements (less)		0			0
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		(1,900,966)			445,807
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		(42,033)			(19,784)
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		(1,942,999)			426,023
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		2,049,846			1,045,747
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		106,847			1,471,770
FLOW - RESULT CONCILIATION
		Mm	dd	yr	mm	dd	yr
		09	30	2005	09	30	2004
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		(5,834,691)			(4,408,926)
5.50.20.00 Profit or loss from disposal of assets		(110,390)			550,336
5.50.20.10 (Profits) Loss from disposal of fixed assets		(110,390)			(523,812)
5.50.20.20 Profits on investments sale (less)		0			0
5.50.20.30 Loss on investments sale		0			0
5.50.20.40 (Profits) Loss on other assets sale		0			1,074,148
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		3,679,507			2,808,869
5.50.30.05 Depreciation of the period		3,117,317			3,478,288
5.50.30.10 Amortization of intangible		0			0
5.50.30.15 Penalties and provisions		654,517			(1,151,760)
5.50.30.20 Profits accrued from investments in Related Companies (less)		0			0
5.50.30.25 Loss accrued on investments in related companies		55			467
5.50.30.30 Amortization of lower value of investment		927,259			987,573
5.50.30.35 Amortization of higher value of investments (less)		(3,355)			(3,354)
5.50.30.40 Net Price-Level restatement		(622,004)			176,523
5.50.30.45 Net exchange rate gains/losses		285,535			231,560
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		(679,817)			(957,581)
5.50.30.55 Other charges to results that do not represent cash flow		0			47,153
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		6,138,426			33,199
5.50.40.10 Debtors from sales		5,667,093			(629,857)
5.50.40.20 Inventories		(647,329)			1,462,677
5.50.40.30 Other assets		1,118,662			(799,621)
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		(9,926,932)			(3,013,025)
5.50.50.10 Accounts payable related to operating results		(10,199,893)			(3,095,070)
5.50.50.20 Payable interest		(44)			0
5.50.50.30 Payable income tax (net)		(138,213)			(163,664)
5.50.50.40 Other accounts payable related with non-trading income		18,999			254,642
5.50.50.50 Payable V.A.T. And other similar (net)		392,219			(8,933)
5.50.60.00 Minority Interest Profits (loss)		(2,778)			(5,553)
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(6,056,858)			(4,035,100)

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Superintendencia de Valores y Seguros de Chile, - Chilean Securities and Insurance Superintendence -, registered the Company Supermercados Unimarc S.A., under Number 447. In this way the Company is subjected to the control of this Superintendence.
02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover the nine-months comprised between January 01 and September 30, 2005 and 2004.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Chilean Securities and Insurance Superintendence. Should any discrepancies occurs, the regulations instructed by the Superintendence would prevail over the former ones.

(c) Bases of Presentation

For comparative purposes, the financial statements as of September 30, 2004 are presented updated by 3.0%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected of the inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at September 30, 2005. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely 2.4% and 1.2% for the periods ended on September 30, 2005 and 2004 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of September 30, 2005 and 2004 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2005	2004
	(Chilean Pesos)
Unidad de Fomento	17,717.56	17,190.78
U.S. Dollar	529.20	608.90
Argentinean Peso	181.544	204.192

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential bad debt accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. As of September 30, 2005 and 2004 the provisions for debtors from sales and notes receivable for a total amount of ThCh$1,197,872 and ThCh$826,094 respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin number 33 of the Colegio de Contadores de Chile A.G.

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of September 30 2005 and 2004, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin number 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998 and according to the provisions indicated in the circular letter Number 1358 issued by the Chilean Securities and Insurance Superintendence, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Number 60 of the Colegio de Contadores de Chile A.G. and to the circular letter Number 1466 of the Chilean Securities and Insurance Superintendence.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled.

The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The amount of the assets for deferred taxes is reduced, if it is necessary, for the amount of any tributary benefit that is expected based on the available evidence that it could not be carried out in the medium term.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Chilean Securities and Insurance Superintendence. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.
02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation
		Percentage of Participation
Taxpayer	Company Name	09-30-2005			09-30-2004
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	99.6000	99.6000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	9.9000
O-E	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9562	0.0000	99.9562	99.9549
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.0000	100.0000

03. ACCOUNTING CHANGES

During the nine-months period comprised between January 1 and September 30, 2005, there have been the following changes in the application of accounting principles when is compared with the previous period.

Depreciation of fixed assets

In agreement with the nature of the assets, antiquity, operational conditions, and current state of them, has been proceeded to a change in the countable estimate, in the life useful residual technique of a group of fixed assets, Machinery's and Equipment's, what is translated in a smaller charge to the results of this exercise by an amount of ThCh$701,415 (historical figures), as of December 31, 2004.

To the date of closing of these financial states, other countable changes don't exist.

04. NEGOTIABLE SECURITIES

As of September 30, 2005 and 2004, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	09-30-2005	09-30-2004

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current (Net)
	09-30-2005	09-30-2004	09-30-2005	09-30-2004		09-30-2005	09-30-2004	09-30-2005	09-30-2004
Debtors from sales	2,045,717	1,619,987	0	0	2,045,717	1,641,232	1,424,754	0	0
Estimation of bad debt	0	0	0	0	404,485	0	0	0	0
Notes receivable	1,507,568	2,340,096	0	0	1,507,568	714,181	1,709,235	0	0
Estimation of bad debt	0	0	0	0	793,387	0	0	0	0
Sundry debtors	1,378,949	911,707	0	0	1,378,949	1,378,949	911,707	514,074	537,307
Estimation of bad debt	0	0	0	0	0	0	0	0	0
						Total long-term Debtors		514,074	537,307

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.
  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.
  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in U.F. (Indexed Unit); therefore this is the method of index.
  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		09-30-2005	09-30-2004	09-30-2005	09-30-2004
88.541.600-4	Inversiones Errazuriz Ltda.	8,280,409	6,051,887	0	0
0-E	Puerta Grande	254,916	0	0	0
65.229.660-2	OTIC	9,633	1,737	0	0
0-E	Multideal	946	699	0	0
0-E	Caucho S.A.	80	0	0	0
O-E	Distribuidora de Maquinarias	36	0	0	0
79.902.880-8	Soc de inv. Financieras	3,403	0	0	0
0-E	Visa	8	0	0	0
94.510.000-1	Renta Nacional Cia. De Seg. Grales S.A.	0	5,964	0	0
		8,549,431	6,060,287	0	0
Notes and Accounts Payables
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		09-30-2005	09-30-2004	09-30-2005	09-30-2004
94.510.000-1	Renta Nacional Cia. Seguros Grales S.A.	154,001	0	0	0
94.716.000-1	Renta Nacional Cia. Seguros de Vida S.A.	498,673	284,131	17,118,120	17.796.147
0-E	Unitrade Interamericana	29,554	34,531	0	0
0-E	Puerta Grande	0	116,791	0	0
88.163.300-0	Inversiones Culenar S.A.	2,569,930	2,507,249	0	0
79.809.460-2	Inmobiliaria y Constructora Nacional S.A.	21,412,522	5,240,308	0	0
0-E	Compania Tauro S.A.	0	0	834,782	897.070
O-E	Cidef Argentina S.A.	2,324
88.461.600-k	Servicios Integrales S.A.	82,648	0	0	0
TOTALS		24.749.652	8,183,010	17,952,902	18,693,217

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	09-30-2005	09-30-2004
AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Puerta Grande	0-E	Comm. Adm.	Curr. Acct. Receivable	254,916	0	0
Puerta Grande	0-E	Comm. Adm.	Curr. Acct. Payables	116,791	0
Ganadera y Forestal Nacional Ltda.	78.776.710-9	Comm. Adm.	Curr. Acct. Receivable	63,170	0
78.776.710-9	Comm. Adm.	Curr. Acct. Payable	356,876	545,417	0
78.776.710-9	Comm. Adm.	Debtors from Sales	492,026	413,467
78.776.710-9	Comm. Adm.	Invoices Payables	130,909	110,008
Soc. Agricola Las Cruces	78.791.770-4	Comm. Adm.	Curr. Acct. Receivable	252,601	881,343	0
78.791.770-4	Comm. Adm.	Curr. Acct. Payables	109,961	0
78.791.770-4	Comm. Adm.	Invoices Payables	194,537	163,476
Cidef Comercial S.A.	79.780.600-5	Comm. Adm.	Curr. Acct. Receivable	32,809,913	11,410,334	0
79.780.600-5	Comm. Adm.	Curr. Acct. Payable	18,322,900	2,723,789	0
79.780.600-5	Comm. Adm.	Invoices Payables	113,389	95,285	154,201	129,581
Fruticola Nacional S.A.	79.804.350-1	Comm. Adm.	Curr. Acct. Receivable	6,646	0
79.804.350-1	Comm. Adm.	Curr. Acct. Payable	387,578	0
79.804.350-1	Comm. Adm.	Debtors from sales	212,727	178,762
Inmobiliaria Constructora Nacional S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Receivable	1,893,701	0
79.809.460-2	Comm. Adm.	Curr. Acct. Payable	9,465,659	9,318,741	0
79.809.460-2	Comm. Adm.	Invoices Payables	281,147	236,258	0	0
Inversiones Financieras S.A.	79.902.880-8	Comm. Adm.	Curr. Acct. Receivable	1,772,773	3,903,340	0
79.902.880-8	Comm. Adm.	Curr. Acct. Payable	277,474	1,765,838	0
Inversiones Culenar S.A	88.163.300-0	Comm. Adm.	Curr. Acct. Receivable	380,426	(90,224)	192,919	0
88.163.300-0	Comm. Adm.	Curr. Acct. Payable	100,000	465,897
Servicios Integrales S.A.	88.541.600-4	Comm. Adm.	Curr. Acct. Receivable	1,937,821	0
88.541.600-4	Comm. Adm.	Curr. Acct. Payable	4,377,012
Inversiones Errazuriz Ltda.	88.541.600-4	Shareholder	Curr. Acct. Receivable	13,300,115	37,328,857	0
88.541.600-4	Shareholder	Curr. Acct. Payable	3,526,323	22,024,829	0
Renta Nac. Cia de Seguros Grales S.A.	94.510.000-1	Comm. Adm.	Curr. Acct. Receivable	575,982	3,,844	0
94.510.000-1	Comm. Adm.	Curr. Acct. Payable	586,196	0	0
Renta Nac. Cia. De Seguros Vida S.A.	94.716.000-1	Comm. Adm.	Curr. Acct. Payable	1,550,035	1,188,347	0
94.716.000-1	Comm. Adm.	Curr. Acct. Receivable	186,501	0
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
09-30-2005	09-30-2004
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Holding Unimarc S.A.	94.827.000-5	Comm. Adm.	Curr. Acct. Receivable	589,606	303,246	0
94.827.000-5	Comm. Adm.	Curr. Acct. Payable	284,518	0	0
94.827.000-5	Comm. Adm.	Debtors from sales	66,237	55,661
94.827.000-5	Comm. Adm.	Invoices payables	161,939	136,083	0	0
United Marketing And Sales Chile S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	19,760,372	44,804,012
96.509.820-8	Comm. Adm.	Curr. Acct. Payable	5,059,985	30,002,284
96.509.820-8	Comm. Adm.	Debtors from sales	303,403	254,960
96.509.820-8	Comm. Adm.	Invoices payables	14,404,235	12,104,399	19,809,277	16,646,451
Industria Forestal Nacional S.A.	96.524.230-9	Comm. Adm.	Curr. Acct. Receivable	6,397
96.524.230-9	Comm. Adm.	Curr. Acct. Payable	154,191
96.524.230-9	Comm. Adm.	Debtors from sales	121,372	101,993	147,548	123,989
Cosayach Nitratos S.A.	96.538.430-8	Comm. Adm.	Curr. Acct. Receivable	107,400
96.538.430-8	Comm. Adm.	Curr. Acct. Payable	154,701	0
Inversiones Pozo Almonte S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Receivable	1,338,831
96.542.240-4	Comm. Adm.	Curr. Acct. Payable	2,749,068	3,129,092
Ganadera Forestal Nacional S.A.	96.521.240-1	Comm. Adm.	Curr. Acct. Receivable	566,356	23,550,710
96.521.240-1	Comm. Adm.	Curr. Acct. Payable	1,866,190	26,284,739
96.521.240-1	Comm. Adm.	Invoices payables	343,202	288,405	533,569	448,378
Impresos Loma Blanca S.A.	96.574.110-0	Comm. Adm.	Curr. Acct. Payable	65,612
96.574.110-0	Comm. Adm.	Invoices payables	265,589	223,183
SMC Cia. de Salitre y Yodo 1ra Region	96.630.310-7	Comm. Adm.	Curr. Acct. Receivable	31,739	0
96.630.310-7	Comm. Adm.	Curr. Acct. Payable	42,772
Agricola Paredones S.A	96.630.320-4	Comm. Adm.	Curr. Acct. Receivable	7,086
Pesquera Bahia Coronel S.A.	96.657.460-7	Comm. Adm.	Curr. Acct. Receivable	852,265	0
96.657.460-7	Comm. Adm.	Curr. Acct. Payable	969,060	0
96.657.460-7	Comm. Adm.	Debtors from sales	184,577	155,107
Administradora Austral S.A.	96.798.240-7	Comm. Adm.	Curr. Acct. Receivable	103,062	0
Administradora de Recursos S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. Receivable	1,188,284
96.799.480-4	Comm. Adm.	Curr. Acct. Payable	1,011,165	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions

				09-30-2005		09-30-2004
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Mercantil Cidef S.A:	96.680.010-0	Comm. Adm.	Curr. Acct. Payable			139,313	0
Servicio de Personal Austral S.A	96.797.780-2	Comm. Adm.	Curr. Acct. Payable	134,972			0
Vinedos Errazuriz Ovalle S.A.	96.822.650-9	Comm. Adm.	Curr. Acct. Receivable			456,323	0
	96.822.650-9	Comm. Adm.	Curr. Acct. Payable	579,793		182,348	0
	96.822.650-9	Comm. Adm.	Debtors from Sales	119,472	100,397	40,327	33,888
	96.822.650-9	Comm. Adm.	Invoices Payables	229,844	193,146	0	0
Adm y Serv. Las Tranqueras S.A.	96.836.500-2	Comm. Adm.	Curr. Acct. Payable	195,996		0	0
	96.836.500-2	Comm. Adm.	Curr. Acct. Receivable	131,794		0	0
Salmones y Pesquera Nac. S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Payable			442,635	0
	96.850.700-1	Comm. Adm.	Curr. Acct. Receivable			933,075	0
Adm. y Serv. Mulifuncional S.A	96.879.010-2	Comm. Adm.	Curr. Acct. Payable	628,661		410,546	0
	96.879.010-2	Comm. Adm.	Curr. Acct. Receivable	769,454		202,822	0
Serv. Multifuncionales S.A.	96.879.070-6	Comm. Adm.	Curr. Acct. Receivable	1,884,186		181,453	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions
				09-30-2005		09-30-2004
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
	96.879.010-2	Comm. Adm.	Curr. Acct. Payable	1,321,414		371,670	0
	96.879.010-2	Comm. Adm.	Invoices Payables	117,408	98,662	0	0
Gestion de Serv. E Inversiones S.A	96.879.080-3	Comm. Adm.	Curr. Acct. Payable	552,941			0
Adm. y Serv. Generales S.A.	96.879.090-0	Comm. Adm.	Curr. Acct. Receivable	662,081		181,040	0
	96.879.090-0	Comm. Adm.	Curr. Acct. Payable			314,766	0
Adm. y Serv. Tranqueras S.A.	96.879.100-1	Comm. Adm.	Curr. Acct. Payable	150,234			0
	96.879.100-1	Comm. Adm.	Curr. Acct. Receivable	101,358			0
Empresa de Gestion y Adm. S.A	96.898.490-K	Comm. Adm.	Curr. Acct. Receivable	153,253			0
	96.898.490-K	Comm. Adm.	Curr. Acct. Payable	520,618			0
Servicios Generales S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Receivable	931,439		306,198	0
		Comm. Adm.	Curr. Acct. Payable	513,072		739,697	0
		Comm. Adm.	Debtors from Sales			161,108	135,385
Salmones de Chile S.A.	96.914.410-7	Comm. Adm.	Curr. Acct. Payable	609,331		4,831,090	0
	96.914.410-7	Comm. Adm.	Curr. Acct. Receivable			1,171,199	0
Corp. De Inv. Desarrollo Cidef S.A.	96.923.970-1	Comm. Adm.	Curr. Acct. Payable			206	0
		Comm. Adm.	Curr. Acct. Receivable	2,942,669		6,597,150	0
Inmobiliaria y Comercial S.A	99.542.800-8	Comm. Adm.	Curr. Acct. Payable	252,453			0
Unitrade Interamericana S.A.	0-E	Comm. Adm.	Curr. Acct. Payable			34,531	0
Agricola Pichilemu Ltda.	78.766.810-5	Comm. Adm.	Curr. Acct. Payable			113,411	0
		Comm. Adm.	Invoices Payables			177,157	148,871
Tauro S.A	0-E	Comm. Adm.	Curr. Acct. Payable	834,781			0
Fruticola Viluco S.A	78.724.830-6	Comm. Adm.	Debtors from Sales			104,717	87,997
		Comm. Adm.	Invoices Payables			281,140	236,252
Alimentos Nacionales S.A	96.587.510-7	Comm. Adm.	Debtors from Sales			142,280	119,562
Comercial Cidef S.A	96.622.770-2	Comm. Adm.	Debtors from Sales			8,663	7,280
Lechera la Esperanza S.A.	96.980.220-1	Comm. Adm.	Invoices Payables			316,913	266,314
07. INVENTORY

This item, as of September 30, 2005 and 2004, is structured as follows:

Items	2005	2004
	ThCh$	ThCh$

Inventories	11,297,345	10,698,216
Imports	0	0

Total	11,297,345	10,698,216

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deferred taxes, calculated according to like they are explained in the note 2 (m), ascending to an amount of active net of ThCh$7,669,596 at September 30, 2005, and ThCh$7,782,895 of active net at September 30, 2004, and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	09-30-2005				09-30-2004
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	141,389	59,163			78,733	58,128	0	0
Anticipated income					0	0	0	0
Holidays provisions	6,804	1,454			5,847	1,326	0	0
Intangibles amortization					0	0	0	0
Assets in leasing			10,270	43,204	1,925	7,699	7,504	0
Manufacturing expenses					0	0	0	0
Fixed assets depreciation	28,677	114,707	171,308	636,129	0	0	148,189	518,190
Severance pay based on years of service					0	0	0	0
Other events	16,258	51,195		148,043	6,052	42,370	0	111,170
Tax losses of the period					0	0	0	0
Accumulated tax losses	138,351	8,900,852			38,249	8,098,730	0	0
Profit from leaseback difference	62,740	250,957			63,874	255,499	0	0
Prepaid expenses			91,025	2,972	0	0	85,097	7,204
Provision of judgment					967	850	0	0
Other liabilities					0	0	0	0
OTHERS
Related accounts-net of amortization					0	0	0	0
Valuation provision		1,000,000			0	0
TOTALS	394,219	8,378,328	272,603	830,348	195,647	8,464,602	240,790	636,564

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	09-30-2005	09-30-2004

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	(872,007)	395,395
Tax benefits due to tax losses	630,539	776,460
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0

Total	(241,468)	1,171,855

09. OTHER CURRENT ASSETS

As of September 30, 2005 and 2004, the following concepts are presented under this item:
Items	2005	2004
	ThCh$	ThCh$

Leasing and Insurance deferred VAT	13,689	29,316
Other	87,772	85,900
Deposits	0	0
Customer Duty	1,362	11,586

Total	102,823	126,802

10. FIXED ASSETS

Fixed Assets, as of September 30, 2005 and 2004, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2005 M$			2004 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	39,496,623		39,496,623	40,410,514	0	40,410,514
Construction and infrastructure works	50,172,225	(6,641,517)	43,530,708	56,482,184	(6,654,939)	49,827,245
Machinery and Equipment's	18,460,333	(5,889,008)	12,571,325	24,069,361	(10,306,265)	13,763,096

Other Fixed Assets
Furniture and Fixtures	2,674,575	(1,135,672)	1,538,903	4,445,386	(2,504,844)	1,940,543
Facilities	8,513,763	(3,921,320)	4,592,443	10,597,603	(4,669,228)	5,928,375
Works in progress	1,926,914		1,926,914	1,858,007	0	1,858,007
Assets in Leasing	21,954,466	(2,926,903)	19,027,563	20,113,499	(2,271,364)	17,842,135
Sub-totals	35,069,718	(7,983,895)	27,085,823	37,014,495	(9,445,436)	27,569,059
Totals	143,198,899	(20,514,420)	122,684,479	157,976,555	(26,406,640)	131,569,914

Assets in Leasing
Leasing Company	Assets	Amount ThCh$	Share	Maturity Date	Interest Rate

Corp. Vida S.A.	SM La Reina	1,592,272	157	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	112,594	1	10-10-05	US$+TIP
Renta Nac. Cia. Seg. Vida S.A.	SM La Florida	17,622,433	252	05-12-25	UF+TIP
Telmex	Cash Registered	1,545,537	243	01-01-10	US$+TIP
Deferred Profit Lease Back	SM La Florida	(1,845,273)

Totals		19,027,563

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:
Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					09-30-05	09-30-04	09-30-05	09-30-04	09-30-05	09-30-04	09-30-05	09-30-04	09-30-05	09-30-04	09-30-05	09-30-04	09-30-05	09-30-04
65.229.660-2	Organ. Tecnico Intermedio capacitacion	Chile	Ch$	0	42.0000	42.0000	8,683	1,838	(131)	(1,111)	(55)	(467)	3,647	771	0	0	3,647	771
TOTAL													3,647	771	0	0	3,647	771

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA, the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664 (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

Lower Value
TAXPAYER NUMBER	COMPANY	09-30-2005		09-30-2004
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

0-E	Supermercados Hipermarc S.A.	501,794	7,258,454	562,339	7.949.084
96.799.180-5	Inmobiliaria de Supermercados S.A.	356,456	5,188,424	356,447	5.663.538
88.627.400-9	Unimarc Abastecimientos S.A.	66,933	1,145,296	66,931	1.234.505
87.678.300-2	Comercial S.M. Rancagua S.A.	1,855	43,285	1,855	45.757
96.621.750-2	Inmobiliaria Las Tranqueras S.A.	2	33	1	34
96.629.940-1	Transportes Santa Maria S.A.	219	5,626	0	0
Total		927.259	13,641,118	987,573	14,892,918

Higher Value

TAXPAYER NUMBER	COMPANY	09-30-2005		09-30-2004
		AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance	AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance
86.360.500-8	Adm. de Supermercados S.A.	3,355	32,172	3,354	36,644
	TOTAL	3,355	32,172	3,354	36,644

13. OTHER (Assets)

Other Long Term Assets

As of September 30, 2005 and 2004, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:

Items	2005	2004
	ThCh$	ThCh$

Warranties	277,751	277,128
Computational system project	53,456	172,335
Other Taxes to be recovered from Subsidiary in Argentina	874,259	790,582
Other long term assets	219,204	194,082

Total	1,424,670	1,434,127

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of September 30, 2005 and 2004 is the following:

TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		09-30-05	09-30-04	09-30-05	09-30-04	09-30-05	09-30-05	09-30-05	09-30-04	09-30-05	09-30-04	09-30-05	09-30-04	09-30-05	09-30-04
Short Term (code 5.21.10.10)

97.036.000-K	Banco Santiago	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	Banco do Brasil	0	0	0	0	0	0	0	0	0	720,861	645,716	0	645,716	720,861
97.051.000-1	Banco del Desarrollo	1,865,967	4,655,650	0	0	0	0	0	0	0	0	0	0	1,865,967	4,655,650
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	16,955	0	0	0	16,955	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	1,865,967	4,655,650	0	0	0	0	0	0	16,955	720,861	645,716	0	2,528,218	5,376,511
	Debt capital amount	1,859,282	4,651,429	0	0	0	0	0	0	16,865	718,138	645,071	0	2,521,218	5,369,567
	Avg. Annual Interest Rate	4.5	9	0	0	0	0	0	0	6.5	9	6	0
Long Term (Code 5,21,10,20)
97.032.000-8	Corp Banca	0	0	0	0	0	0	0	0	586,292	556,039	0	0	586,292	556,039
96.621.750-2	KfW	409,863	482,956	0	0	0	0	0	0	0	0	0	0	409,863	482,956
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	0	48,096	0	0	0	48,096
97.041.000-7	Bank Boston	2,147,012	2,553,354	0	0	0	0	0	0	0	0	0	0	2,147,012	2,553,354
O-E	Banco Societe Generale	0	0	0	0	0	0	177,521	113,697	0	0	0	0	177,521	113,697
97.036.000-K	Santander Santiago	0	0	0	0	0	0	0	0	0	0	218,082	203,572	218,082	203,572
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2,556,875	3,036,310	0	0	0	0	177,521	113,697	586,292	604,135	218,082	203,572	3,538,770	3,957,714
	Debt capital amount	2,514,931	2,980,502	0	0	0	0	153,559	94,012	573,604	586,631	213,439	201,955	3,455,533	3,863,100
	Avg. Annual Interest Rate	4.5	6.5	0	0	0	0	14.5	0	8.1	8.0	0	0

	Percentage of obligations in foreign currency (%)			75.82

	Percentage of obligations in domestic currency (%)			24.18

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of September 30, 2005 and 2004 is the following:

Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term
97.023.000-9	Corp Banca	U.F.	610,859	650,954	301,394	0	0	0	1,563,207	8.5	2,135,478
96.621.750-2	KfW	Dollars	398,131	398,131	796,262	1,194,397	0	10	2,786,921	5.6	3,774,678
97.018.000-1	Scotiabank	U.F.	0	0	0	0	0	0	0	0.0	16,854
96.621.750-2	Societe Generale	Other currencies	124,485	58,354	0	0	0	0	182,839	14.5	334,401
97.041.000-7	Bank Boston	Dollars	2,116,800	3,443,158	0	0	0	0	5,559,958	4.5	9,097,902
97.036.000-K	Santander Santiago	$ non readjustment	232,343	252,869	66,651	0	0	0	551,863	0.0	788,261
TOTAL			3,482,618	4,803,466	1,164,307	1,194,397	0		10,644,788		16,147,574
Percentage of obligations in foreign currency (%)	81.59

Percentage of obligations in domestic currency (%)	18.41

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of September 30, 2005 and 2004, the breakdown of this item is the following:

Items	2005	2004
	ThCh$	ThCh$
Holidays Provisions	49,863	41,715
Expenses Provisions	0	252,619
Judgment Provisions	335,104	219,891
Other Provisions	321,525	337,875
Total	706,492	852,099
17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2005, the amount to be accrued is shown under the item Income received in advance of current liabilities.

On July 27, 2004, the Board of Directors approved the rescission of the concession contract, that requested Supermercados Norte S.A., of the space located in the district of Caseros, Partido de Tres de Febrero, that the Society gave him in sub-concession, being accrued at December 31, 2004, the entirety of the concession gotten paid in advance, corresponding to the period from January 01, 2005 to June 30, 2009, equivalent to Chilean $ 1,113,685.
Items	Short-term		Long-term
	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Income received in advance	400,075	754,618	1,100,207	2,822,252

Total	400,075	754,618	1,100,207	2,822,252

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$18,034 and ThCh$17,277 as of September 30, 2005 and 2004, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2005	2004	2005	2004
	%	%	ThCh$	ThCh$
Administradora de Supermercados S.A.	0.06400	0.06400	6,152	6,339
Transportes Santa Maria S.A.	0.40000	2.00000	(2,557)	(8,142)
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,532	2,929
Unimarc Organizacion y Servicios S.A.	0.43726	0.04500	11,895	16,139
Inmobiliaria y Supermercados S.A.	0.00004	0.00004	10	9
Supermercados Hipermarc S.A.	0.00001	0.00001	2	3
Total			18,034	17,277

19. CHANGES IN EQUITY

The equity variations of the 2005 and 2004 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$(1,964,161) and ThCh$177,147 (historic figure) as of September 30, 2005 and 2004 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Number 64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

In execution of the Offices number 07981 of the Chilean Securities and Insurance Superintendence, dated September 29, 2003 that it ordered the re-emission of new financial statements, was proceeded to make an adjustment as for the dividends paid with position to the exercise 2001. Statement adjusts consisted of assign them to the accumulated results of the same period.

On October 16, 2003 the Board of Directors agreed to approve the re-emission of the financial statements according to the order in Offices number 07981 of the Chilean Securities and Insurance Superintendence and call to extraordinary meeting of shareholders in order to ratifying the adjustments of the financial statements.

19. CHANGES IN EQUITY Changes in Equity

09-30-2005										09-30-2004
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period
Opening Balance	57,843,536		29,586,246	(6,756,905)		17,344,506			(7,115,008)	56,432,718		28,864,630	(4,272,282)		21,170,826			(4,249,357)
Distribution Previous Period						(7,115,008)			7,115,008						(4,249,357)			4,249,357
Final Dividend Previous Period
Capital increase with cash share issuance
Capitalization of Profits and/or Reserves
Period of Development Accumulated Deficit
Accumulated Readjustment due to translation difference				(1,964,161)									177,147
Own Capital Revaluation		1,388,245	710,070	(162,166)		245,508					1,072,222	548,428	(81,173)		321,508
Profit/Loss for the Period									(5,834,691)									(4,280,511)
Provisional Dividends
Closing Balance	57,843,536	1,388,245	30,296,316	(8,883,232)		10,475,006			(5,834,691)	56,432,718	1,072,222	29,413,058	(4,176,308)		17,242,977			(4,280,511)
Updated Balances										58,125,700	1,104,389	30,295,450	(4,301,597)		17,760,266			(4,408,926)

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
Single	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL		PAID-IN CAPITAL
Single	57,843,536		57,843,536

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of September 30, 2005 and 2004, the breakdown of this item is formed as follows:

Other non-operating income

Items	2005 ThCh$	2004 ThCh$

Rentals	1,116	140,810
Cashier register overage	23,508	43,455
Other non-operating income	151,788	90,924
Profits from disposal of fixed assets		6,879
	110,390	523,812
		2,167,757
Total	286,802	2,973,637

Other non-operating expenses

Items	2005 ThCh$	2004 ThCh$
Penalties and sanctions	14,252	12,220
Cashier register lacks	1,789	5,863
Other non-operating expenses	0	76,313
Loss from other assets sale	0	1,081,026
Loss from assets fixed sale	0	0
Total	16,041	1,175,422

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	09-30-2005	09-30-2004
Inventories		$0	0
Fixed assets		$2,055,100	1,574,334
Investments in related companies		$339,039	296
Accounts receivables with related companies			$436,171
Other non-monetary assets		$12,167	(19,534)
Accounts of expenses and costs		$51,740	22,748
Total (charges) credits		2,458,046	2,014,015

LIABILITIES (CHARGES) / CREDITS
Equity		$(2,181,657)	(1,916,814)
Accounts payable with related companies	$, UF		27,622
Obligations with banks	UF	(85,154)	(59,759)
Minority interest		$1,003,713	786,584
Non-monetary liabilities	$, UF	(572,943)	(1,028,172)
Income account			$0
Total (charges) credits		(1,836,041)	(2,190,539)
(Loss) Profit due to monetary correction		622,004	(176,523)

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		09-30-2005	09-30-2004
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	0	309,666
Other non-monetary assets	US$	5,149	40,820
Accounts receivables with related companies	US$	0	0
Total (charges) credits		5,149	350,486

LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	531,154	(584,458)
Other non-monetary liabilities	US$	(215,630)	2,412
Result from the translation of Argentinean Subsidiary	US$	(606,208)	0
Total (charges) credits		(290,684)	(582,046)
(Loss) Profit due to monetary correction		(285,535)	(231,560)

23. CONTINGENCIES & RESTRICTIONS

  Direct commitments

a.1) Banco BBVA

As of September 30, 2005, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the guaranties lodged to cover the already extinguished obligations. Notwithstanding the foregoing, at present there are several court cases between BBVA and companies of the Errazuriz Group, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., are being heard by Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled. Nine of them were sanctioned in favor of companies in the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 183,531.81 plus interest. They could cause the outstanding amounts to rise as high as U.F. 490,000 (as per the latest legal expert's report delivered in connection to this issue).
  Claims being heard at an Arbitrating venue:

At present there are 29 claims - Arbitration Folders; each one bears the name Folder No. 01 through No. 29, plus one called Book and another one called Principal. The 29 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (The Secrets of Fra Fra), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, awarded against the claims of both parts.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, awarded against the claims of "Errazuriz Group".

Folder No. 9, awarded against the claims of "Errazuriz Group".

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, favorably awarded.

Folder No. 14, in a stage of summons to hear the final sentence.

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, awarded against the claims of "Errazuriz Group".

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, in a stage of summons to hear the final sentence.

Folder No. 21, currently in the submittal of evidence stage.

Folder No. 22, currently in the submittal of evidence stage.

Folder No. 23, currently in the submittal of evidence stage.

Folder No. 24, currently in the submittal of evidence stage.

Folder No. 25, currently in the submittal of evidence stage.

Folder No. 26, currently in the submittal of evidence stage.

Folder No. 27, currently in the submittal of evidence stage.

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, it is a pre-judicial measure, under regular proceedings.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,224,250 plus interest, a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest (between years 1990 and 1993), usually duplicates or triplicates de capital amounts claimed.

a.2) Corp Banca

Mortgage guarantees over Supermercado Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,685,557, ThCh$2,787,505 and ThCh$1,202,295, respectively, for credits granted by Corp Banca which as of September 30, 2005 amount to ThCh$2,149,499

a.3) Banco del Desarrollo

As of September 30, 2005, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,521,053 and ThCh$3,440,112 respectively, and the debt's value as of September 30, 2005 amounts to ThCh$1,865,967.

a.4) Banco Santander Santiago

On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$11,332,098 and the debt's value as of September 30, 2005 amounts to ThCh$769,945.

a.5) Banco Bank Boston

As of the closing date of these financial statements, the capital credit as of September 30, 2005 in the amount of US$14,506,346.09 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis. Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to BankBoston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions and others, in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of BankBoston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with BankBoston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

a.6) Kreditanstalt für Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of September 30, 2005, the short-term and long-term debts with KfW amount to US$6 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

On November 01, 2004, CCC Machinery GMBH request the constitution of an Arbitration Tribunal before the International Chamber of Commerce of Paris in order to collect a non existing debt, CCC Machinery says its amount is of 6,655,768 Euros. Supermercados Unimarc S.A. argues the obligation shall be paid by KfW, as per Purchase Contract signed among the parties involved.

  Guaranties received from third parties

  b.1) Banco Do Brasil

  In order to guarantee the credits granted by Banco Do Brasil, the related companies Salmoalimentos S.A., have mortgaged assets owned by it. The value of said debt, as of September 30, 2005 amounts to ThCh$645,716. The property lodged as collateral is P.A.M. Carolina III, limited to US$ 1,500,000.

  b.2) Banco Scotiabank SudAmericano

  Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, now of property of Renta Nacional Compania de Seguros de Vida S.A. in favor of a loan granted by Banco Scotiabank Sud Americano. The net accounting value is ThCh$1,034,308 for a loan which as of September 30, 2005, amounts to ThCh$16,955

  Indirect commitments

  c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their condition as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$44,444 and ThUS$65,000, respectively.

  On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. informed that according to definitive verdict of the Supreme Court of the United States, dated January 22, 2005, the amounts of the obligations that hypothetically could affect our company, as guarantor, would reach to an amount equivalent to 30.80% for the credit of the year 1994, it is to say US$13,688,889 in principal, plus interest approximate of US$6,000 per day from June 02, 2000, and 38.82% for the credit of the year 1996, it is to say US$25,232,000 in principal, plus interest approximate of US$8,400 per day from March 08, 2000, percentages that would be increased, in case bankruptcy or liquidation is declared of one or more of the guarantors, once concluded the respective process that can begin against those, and liquidated of the other companies.

  As per our lawyer's opinion, there is no said debt, because, as it has expired the term to claim them. The argument has been explained in "State Street Bank and Trust Company against Inversiones Errazuriz and others". The bank has answered the arguments above mentioned, and, as a support to its arguments, has accompanied to the proceedings, copy of the final decision obtained by the Bank in the United States. Besides, it is still pending, before the Court of Appeal of Santiago, a motion of incompetence intended by Inversiones Errazuriz Ltda. The plaintiff have had to face several allegations, in which Inversiones Errazuriz Ltda, argues the extinction of all the debts and of all the obligations arising out of the agreements and contracts among the parties involved. At the same time, it was requested by the Chilean defendants, before Chilean Courts, to be declared the extincted all the obligations that the remaining corporations had with the Bank, through the agreements, conventions, contracts, with the expressed requested, the Court declared extincted the ordinary and executives actions whatsoever their nature and origin, that have their cause in the promissory notes, in the guarantee conventions and in the Loan Agreements. The Prejudice Relief that has been published through the media finds its foundations precisely in the obligations which extinction is requested before the Chilean Courts. All the above mentioned imped the enforcement of the American Judgment. Inversiones Errazuriz Ltda, and the other parties suited by the Bank have asked Chilean Courts to be indemnified of all the damages incurred because of the actions intended by the Bank. As a conclusion, Inversiones Errazuriz Ltda, questions the existence of the debt.

  c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of September 30, 2005 is of an amount of ThCh$4,696,323. The purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

  Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

  c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of September 30, 2005 amounts to ThCh$2,442,613.

  c.4) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

  c.5) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on second degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inmobiliaria y Constructora Nacional S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inmobiliaria y Constructora Nacional S.A.

  c.6) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on third degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inversiones Culenar S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inversiones Culenar S.A.

  c.7) By Public Writing of June 24, 2004, before Notary of Santiago, Mr. Enrique Tornero Figueroa, the filial society Inmobiliaria de Supermercados S.A. constituted mortgage in favor of Renta Nacional Compania de Seguros de Vida S.A., to guarantee the obligations of Ganadera y Forestal Nacional II S.A., coming up from mutual mortgage that the latter has in favor of Renta Nacional Compania de Seguros de Vida S.A.

  Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 115,000 (Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction for an amount which at present amounts to ARG$4,856,505,40 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge it same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On November 28, 2003 a debt restructuring agreement was entered into with Bank Societe Generale S. A., whereby the debt was established at ThCh$508,418 (Chilean pesos), equivalent to ARG$2,517,258 (Argentinean pesos). In that same act, the real estate of Avenida Roca 555/57 Vicente Lopez was lodged as payment for the price of ThCh$80,789 (Chilean pesos), equivalent to ARG$400,000 (Argentinean pesos). The remaining balance of the obligation at September 30, 2005, amounts to ThCh$362,465 (Chilean pesos), corresponding to ARG$1,934,579 (Argentinean pesos).

The contracting of this loan implies for the Company the compliance with certain conditions and requirements, especially those referring to the maintenance of certain equations in its accounting statements. These include maintaining a Net Equity of no less than ARG$3,081,365 (Argentinean pesos).

Additionally, a Trust contract was entered with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned. Said Trust was rendered without effect as the contract expiration occurred in accordance with the contract of Restructuring of the Debt entered into on November 28, 2003.

d.4) As a consequence of the sale of the Fund of Trade, the Society Supermercados Hipermarc S.A., assumed other commitments, including the one of maintaining harmless the buyer for all the claims previous to the closing date (July 01, 1999) and until the term of 60 months counted from the mentioned closing.

In the course of the previous exercise, a preliminary reconciliation was made with Supermercados Norte S.A. by balances of obligations assumed in the contract of partial transfer of the Fund of Trade, by means of compensation among existent credits in favor of the Society and debits by refund of expenses, by adjustments of inventory difference and payments in excess carried out by Supermercados Norte S.A. As a consequence of this reconciliation were liberated and cashed the promissory notes in favor of the Society liberated appropriately by US$924,746.00, retained by the notary Pedro Bonnefon in guarantee of the operation by the sale of the Fund of Trade. In guarantee for the eventual compensable claims communicated by Supermercados Norte S.A. with reason of a judgment of civil action, Supermercados Hipermarc S.A. constituted a mortgage in first degree in favor of Supermercados Norte S.A. on the property in Avenue Federico Lacrozze 1755/57/61/3 of the autonomous City of Buenos Aires until by the amount of $750,000.

d.5) On January 29, 2004, Supermercados Hipermarc S.A. granted the guarantee to the promissory note, not to the order, without protest, liberated by Capillitas S.A. by the amount of $1,800,000, to guarantee the operations that this Society will maintain with Renault Credit International S.A. Banque - Argentinean Branch.

d.6) Corp Banca

On November 16, 1999, in the presence of Notary Public Mr. Eduardo Pinto Peralta, the associated company Inmobiliaria de Supermercados S.A., mortgaged the real estate known as Terreno Arturo Prat in Concepcion, which to September 30, 2005 has an accounting value of ThCh$2,836,295 to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A. keep at present or may keep in the future with Corp Banca. The balance of these companies debt as of September 30, 2005 amounts to ThCh$2,442,613.

d.7) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgaged to Inmobiliaria y Constructora Nacional S.A. the real estate called Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.8) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.9) On June 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.10) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

d.11) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Other contingences

On December 10, 2004, the society Supermercados Unimarc S.A. presented before the Tribunal of the Free Competition a legal claim against Nestle Chile S.A., based on several infringements incurred by the latter of D.L. number 211 on free competition. The damages and compensable damages caused by Nestle attitudes and facts of character of monopoly of Nestle Chile S.A., and the supposed debt of Unimarc will be determined by the competent tribunals.

On June 30, 2005, Supermercados Unimarc S.A. and Nestle Chile S.A. presented an ending agreement and waiver to the litigation proceeding before the anti trust-court, finishing what was called by the parties' involved non coincident interpretations of the commercial agreement terms.

f) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$335,104 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	09-30-05	09-30-04	09-30-06	Assets	09-30-07	Assets	09-30-08	Assets
Corp Banca	S. Unimarc S.A.	NO	Mortgage		5,675,357	2,149,499	2,691,518	0	0	0	0	0	0
Scotiabank	S. Unimarc S.A.	NO	Mortgage		1,034,308	16,955	64,950	0	0	0	0	0	0
Santiago	S. Unimarc S.A.	NO	Mortgage		11,332,098	769,945	991,834	0	0	0	0	0	0

Indirect Guaranties

There are not indirect guaranties.

24. DOMESTIC AND FOREIGN CURRENCY Assets
ITEM	CURRENCY	AMOUNT
		09-30-05	09-30-04
Current Assets
Available	US$	106	126
Prepaid Expenses	UF	400	244,507
Notes Receivable	US$	0	8,365
Other Current Assets	Arg. Peso	90,517	218,409
Other Current Assets		$24,545,283	22,765,430
Related co, Notes Receivable	Arg. Peso	255,987	0
Other Current Assets	UF	13,689	29,316
Notes Receivable	UF	190,206	197,074
Inventories	US$	4,113	24,617
Prepaid Expenses	UF	1,079	0
Debtors from sales	US$	0	25,936
Other Current Assets	US$	1,362	11,585
Deposits to term	US$	0	0
Recoverable Taxes	UF	0	0
Deferred tax	UF	0	3,636
Other Current Assets	UF	0	0
Fixed Assets

Fixed assets		$84,868,421	85,358,905
Fixed assets	Arg, $	37,816,058	46,211,010
Other Assets
Other Assets		$11,139,615	11,563,780
Other Assets	UF	62,659	62,620
Other Assets	Arg, $	939,387	872,333
Related co, Notes Receivable	US$	10,445,430	11,621,969
Long-term Debtors	US$	349,708	363,482
Notes Receivable	UF	164,365	173,824
Other Assets	US$	7,938	9,408
Total Assets
	US$	10,808,657	12,065,488
	UF	432,398	710,977
	Arg, $	39,101,949	47,301,752
		$120,553,319	119,688,115

24. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		09-30-2005		09-30-2004		09-30-2005		09-30-2004
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Sundry creditors	US$	140,587		35,263	0	315,449	0	48,248	0
Sundry creditors	US$	21,988		75,346	0		0	103,091	0
Sundry creditors	US$			87,960	0		0	87,613	0
Sundry creditors	UF	1,546		60,358	0		0	216,464	0
Sundry creditors	UF	37,268		36,378	0		0	0	0
Sundry creditors	UF	15,578		14,157	0	46,210	0	41,952	0
Sundry creditors	Non-readj $	990,699		763,499	0		0	0	0
Sundry creditors	US$			0		22,663		0
Accounts payable	Non-readj $	13,595,806		14,232,124	0		0	0	0
Accounts payable	Arg, $	395,123		123,505	0	136,135	0	341,925	0
Accounts payable	US$	3,969,521		4,343,110	0		0	0	0
Accounts payable	UF			0				0
Related co, Notes & acc, Payable	US$			0	0		0	0	0
Related co, Notes & acc, Payable	Non-readj $	24,311,810		7,603,057	0		0	0	0
Related co, Notes & acc, Payable	Arg, $	31,878		202,380	0		0	0	0
Related co, Notes & acc, Payable	UF	97,879		90,640	0	308,085	0	286,933	0
Notes payable	Arg, $	25,162		114,069	0	34,854	0	0	0
Notes payable	Non-readj $	110,977		24,017	0		0	0	0
Notes payable	US$			25,181				0
Obligations with banks	UF	603,247		1,324,996	0		0	0	0
Obligations with banks	US$			0	0	4,422,842	9,0	7,691,960	9.00
Obligations with banks	Arg, $	75,522		33,945	0	101,999	0	79,752	0
Obligations with banks	Non-readj $	863,798		203,573	0		0	0	0
Other liabilities	Arg, $	164,838		93,503	0		0	0	0
Other liabilities	Arg, $			0	0		0	0	0
Other liabilities	Non-readj $	1,246,177		1,468,860	0		0	0	0
Other liabilities	US$	100,019		188,150	0	300,056	0	564,450	0
Total Current Liabilities	US$	4,232,115		4,755,010	-	5,061,010	-	8,495,362	-
	UF	755,518		1,526,529	-	354,295	-	545,349	-
	Non-readj $	41,119,267		24,295,130	-		-	0	-
	Arg. $	692,523		567,402	-	272,988	-	421,267	-

24. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 09-30-2005
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	239,206	0	312,712	0	982,041	0	54,079	0
Sundry creditors	US$	941,362	0	0	0	0	0	0	0
Sundry creditors	US$	170,090	0	0	0	0	0	0	0
Sundry creditors	US$	6,051	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	ARG, $	0	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	$ non readj.UF		0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	UF	1,517,812	0	1,752,808	0	3,081,464	0	10,766,036	0
Other long-term liabilities	US$	800,150	0	300,057	0	0	0	0	0
Obligations with banks	UF	1,261,813	0	301,394	0	0	0	0	0
Obligations with banks	US$	6,356,220	0	796,262	0	1,194,397	0	0	0
Notes payable	ARG, $	321,473	0	322,725	0	57,757	0	0	0
Notes payable	US$	0	0	0	0	0	0	0	0
Obligations with banks	ARG, $	182,838	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	US$	834,782	0	0	0	0	0	0	0
Obligations with banks	ARG, $	0	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	US$	485,213	0	66,651	0	0	0	0	0
Obligations with banks	ARG, $	0	0	0	0	0	0	0	0
Obligations with banks	$ non readj.	0	0	0	0	0	0	0	0
Total Long Term Liabilities
	UF	3,018,831	-	2,366,914	-	4,063,505	-	10,820,115	-
	US$	9,108,655	-	1,096,319	-	1,194,397	-	0	-
	ARG, $	504,311	-	322,725	-	57,757	-	0	-
	$ non readj.	485,213	-	66,651	-	0	-	0	-

Long Term Liabilities Previous Period 09-30-2004
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,200,578	0	951,754	0	0	0	0	0
Obligations with banks	US$	5,961,003	0	5,024,234	0	1,887,342	0	0	0
Obligations with banks	ARG, $	266,800	0	67,601	0	0	0	0	0
Obligations with banks	$ non readj.	459,155		329,106		0		0
Other Notes & Curr. Acct. payables	ARG, $	332,426		0		0		0
Sundry creditors	UF	227,925		285,263		894,669		238,712
Sundry creditors	US$	228,409	0	0	0	0	0	0	0
Sundry creditors	US$	7,172	0	0	0	0	0	0	0
Related co, Notes & acc. Payable	US$	747,056	0	0	0	0	0	0	0
Related co, Notes & acc. Payable	UF	1,411,793	0	1,630,363	0	2,867,925	0	11,703,653	0
Others long-term liabilities	US$	1,505,201	0	1,317,051	0	0	0	0	0
Sundry creditors	US$	0	0	0	0	0	0	0	0
Sundry creditors	UF	0	0	0	0	0	0	0	0
Notes payable	RG, $	397,256	0	373,791	0	251,076	0	0	0
Notes payable	US$	0		0		0		0
Notes payable	US$	0		0		0		0
Other Notes payable			0		0		0		0
	UF	2,840,296	-	2,867,380	-	3,762,594	-	11,942,365	-
	US$	8,448,841	-	6,341,285	-	1,887,342	-	0	-
	ARG, $	996,482	-	441,392	-	251,076	-	0	-
	$ non readj.	459,155		329,106				0

25. PENALTIES

At September 30, 2005, doesn't exist sanctions that affect neither to the society or their management.

26. LATEST FACTS

To the date of presentation of the present financial statements later facts don't exist.

27. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

28. ACCOUNTS PAYABLE

At September 30, 2005 and 2004, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:

ITEMS	2005 ThCh$	2004 ThCh$
Suppliers of Goods	16,938,738	18,115,041
Suppliers of Frozen	537,574	391,433
Suppliers of Transportation	89,015	68,761
Hipermarc Suppliers	531,258	465,430
Total	18,096,585	19,040,664

29. PREPAID EXPENSES

At September 30, 2005 and 2004, the breakdown of this item is the following:

ITEMS	2005 ThCh$	2004 ThCh$
Operating Materials	520,125	443,823
Prepaid insurance	400	244,507
Other prepaid expenses	289,686	197,320
Total	810,211	885,650

30. SHORT AND LONG TERM SUNDRY CREDITORS

At September 30, 2005 and 2004, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:
ITEMS	Short Term		Long Term
	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$
Creditors for Leasing	518,575	139,622	2,529,400	1,646,567
Securities Received	47,440	46,855
Drawn and not collected checks	38,055	45,070
Computational System Financing	21,988	178,436
Other creditors (Insurance, Freight, Custom Duties)	965,929	1,160,347	176,142	235,581
Total	1,591,987	1,570,329	2,705,542	1,882,148

ESSENTIAL FACTS

Essential Fact dated April 27, 2005

According to article ninth and paragraph second of the article 10, both of the Law 18.045, and as said in General Bylaw No.30, I communicate the following essential fact regarding the society.

In Shareholders Ordinary Meeting entered into April 26, 2005, it was established that the following persons are the members of the Board of Directors of the Supermercados Unimarc S.A. society:

Mr. Cesar Macias Quiroz

Mr. Francisco Javier Errazuriz Ovalle

Mr. Patricio Bosselin Molina

Mr. Victor Hugo Cantillano Vergara

Mr. Elias Errazuriz Errazuriz

Mr. Ramon Mendez Cifuentes

Mr. Juan Enrique Barriga Ugarte

Essential Fact dated May 03, 2005

In Meeting of the Board of Directors taken place with date May 2, 2005, to which the elect managing gentlemen attended in the Ordinary Meeting of Shareholders taken place with the same date, was chosen as Chairman of the Boards of the society Mr. Francisco Javier Errazuriz Ovalle.

Also, in execution to that settled down in the Circular number 1,526 of the Securities and Insurance Superintendence, we inform that in the same Meeting of Directors of the society, were designated as members of the Committee of Directors to that refers the article 50 bis of the Ley de Sociedades Anonimas, Mr. Ramon Mendez Cifuentes; Mr. Victor H. Cantillano Vergara and Mr. Juan E. Barriga Ugarte, that were designated with the votes of the controller's and the related companies.

Essential Fact dated July 22, 2005

In the Board Meeting held with this date, it was agreed to accept Mr. Eduardo Viada Aretxabala resignation as Chief Executive Officer of the Company. He will be in charge of other activities within Errazuriz Holding, as Financial Director.

At the same time, it was agreed, to designate Mr. Oscar Opazo Barry as new Chief Executive Officer of the Company, with a well-known career in the Retail Industry.

Essential Fact dated August 05, 2005

On August 4th, 2005, it was held the Board of Director's meeting of the Company, Supermercados Unimarc S.A. At such meeting, the Board of Director acknowledged that the Company has been notified, together with other related corporations, of an exequatur requested before the Supreme Court of Chile. The exequatur is being requested by the State Street Bank and Trust Company. Regarding the above mentioned, the company has decided to answer the request of exequatur, pleading such request be rejected, as per the arguments and reasons therein explained.

The Exequatur request does not comply with any of the requisites by Chilean Legislation in order to be recognized as such. Furthermore, the judicial decision's content is against Chilean Public Order and National Jurisdiction, besides there was not a due process, among other allegations. For the reason stated, the judicial decision lacks legal validity.

Essential Fact dated August 22, 2005

In Board of Director's meeting, dated August 22, 2005, it was agreed to designate Mr. Juan Enrique Barriga Ugarte as new General Manager. In that regard, it was agreed to leave vacant the Director's position that had Mr. Barriga in the Company.

To the date of presentation of the present financial statements other essential facts don't exist.

REASONED ANALYSIS

1. Analysis of the General Balance Sheet

1.1 Assets

On September 30, 2005, the consolidated assets of Supermercados Unimarc S.A. amounted to ThCh$170,736,897, what represent a decrease of 5.0% with relationship to September of 2004. The main variation is reflected in the Fixed Assets item, according to that described in the point 4.1 of these analyses. The Notes Receivables show a drop that is explains due to a better administration of the collection, while the item Inventories increases as consequence of purchases for UNIHOME in clothes, home and decoration items.

1.2 Liabilities

On September 30, 2005, the total liabilities of Supermercados Unimarc S.A. shows a decrease if compared to September of 2004, mainly due to the decrease of 34.4% of the Short and Long Term Obligations with Banks and Financial Institutions, as a consequence of the service of these financial debts during this period. The accounts payable also show a decrease, nevertheless the increase in payables to related companies if compared with same period of the year 2004.

1.3 Current Liquidity

The liquidity index is 0.48 times at September 30, 2005, which is a diminished regarding the same period of the previous year, due to a drop in the current assets whereas the current liabilities feature an increase.

1.4 Acid Ratio

This ratio was 0.26 times at September 30, 2005, whereas at September of 2004 was 0.32 times. This variation is explained by the smallest increase in current assets regarding the current liabilities.

1.5 Indebtedness Ratio

On September 30, 2005 this ratio is 1.0 times, which features an increase when comparing it with September of 2004, as a consequence of the increase in bills and accounts payable to related parties, nevertheless, the short-term and long-term Obligations with Banks and Financial Institutions, and accounts payables diminish.

1.6 Short-term and Long-term Debt versus Total Debt

The index of short-term debt over the total debt was 61.3% at September, 2005 and 50.0% at September of 2004. The increase in this index is explained by the reclassification of the Obligations with Banks and Financial Institutions as a consequence of the renegotiation of a credit with Bank Boston. It is for this reason that the debt of long-term diminishes in the same proportion that the increase of the debt of short term.

1.7 Coverage of Financial Expenses

The consolidated coverage index at September 30, 2005 is bigger compared with the same period of the previous year.

2. Income Analysis

During the present exercise, the company evidenced a loss of ThCh$5,834,691. As a percentage this figure is 32.3% smaller if it is compared to the year 2004, caused by the loss in Non Operating Income.

2.1 Income from Operation

The income from operation of Supermercados Unimarc S.A. and affiliates to September of 2005 amounted to ThCh$78,628,942, what represents a drop of 13%, regarding to the income to September of 2004. This decrease is due partly by the decrease of the square meters of room of sales and to the sale strategy to face the entrance of new and more aggressive actors to the supermarket industry.

2.2 Costs of Operation

At September of 2005, costs amounted to ThCh$59,166,997 that is a 3.6% decrease regarding September of 2004, as a percentage of the Income from Operation, originated in some measure by the introduction of imports goods, that they have a smaller cost.

2.3 Operation Margin

The operation margin at September of 2005 is ThCh$19,461,945, that is, as a percentage of income, the operation margin rise from 21.9% at September of 2004 to 24.8% at September of 2005.

2.4 Administration and Sales Expenses

The administration and sales expenses at September of 2005 were ThCh$22,328,989 and ThCh$23,442,597 at September of 2004, which as a percentage of the income from operation show an increase of 2.5%.

2.5 Operating Income

This result to September of the year 2005 reached ThCh$-2,867,044, whose variation regarding same period of the previous year, improve in 21%.

2.6 Non-Operating Income

The result at September of year 2005 amounted to ThCh$-2,732,312 that represents a decrease regarding September of the year 2004, caused partly by the decrease of the item other non-operating incomes.

2.7 Financial Expenses

The financial expenses of the company to September of the present year show a decrease when comparing it with September of the year 2004.

2.8 E.B.I.T.D.A.

On September, 2005, this index is lower than that as of the same period of the previous year due to income tax and by the decrease in other non-operating expenses.

2.9 Profit (Loss) after Tax

The result to September of 2005 is a bigger loss regarding the result to same period of the previous year.

3. Analysis of the Cash Flow Statement

The final cash balance at September 30, 2005 and 2004, was ThCh$106,847 and ThCh$1,471,770 respectively.

	2005 ThCh$	2004 ThCh$
Cash Flow from operating activities	(6,056,858)	(4,035,100)
Cash Flow from financing activities	4,284,247	1,988,057
Cash Flow for Investment activities	(128,355)	2,492,850
Effect of inflation on cash and cash equivalents	(42,033)	(19,784)
Opening balance	2,049,846	1,045,747
Final balance of cash and cash equivalent	106,847	1,471,770

The variation in the operation activities to September of 2005 regarding the previous year is explained by an increase in the payment to suppliers and personal, nevertheless, the collection in debtors from sales also increase.

The variation of the financing flow when comparing both periods is explained by the increase in the loans obtained from the related parties.

The flow from investment activities shows the decrease in sales of fixed assets and the decrease in the incorporation of these.

4. Activity and Analysis of the Differences of Book and Economic Values of the Main Assets.

The company's total consolidated assets comprised 71.9% by Fixed Assets, a 5.0% by Accounts Receivable from Related Companies on a short term basis and 6.6% by Inventories.

For the assets collected from Related Companies, there is no doubt in the payment of 100% of these debts. The Fixed Assets are presented at their acquisition cost, corrected on a monetary basis, and linear depreciation on the basis of the years of useful life in each group of assets, according to legal provisions that have instructed by the Servicio de Impuestos Internos (Internal Revenue Service). Regarding the inventories, they are presented at their average weighed cost. The values so determined do not exceed their net realization values.

4.1 Investments and Disposals

During the period under analysis certain disposals and investments were made according to the following:

The investments made involved machinery, furniture and facilities, vehicles, remodeling of some stores, and fundamentally the investments in 630 cash register, taken in leasing modality.

The main disposals in the period were:

  Land Chiguayante, district of Chiguayante.

4.2 Inventory Turnover.

At September 30, 2005 the inventory turnover is 7.1 times and 7.9 times to same period of the year 2004.

4.3 Inventory Permanence.

At September 30, 2005 the inventory permanency is of 37.7 days and to same period of the previous year it is of 33.8 days.

5. Profitability Analysis

5.1 Profitability of Equity

On September 30, 2005 this profitability is -6.4%, and at the same period of the previous year it was -4.3%.

5.2 Profitability of the Assets

Presently exercise the profitability of the assets is of -3.4%, while to same period of the previous year it was of -2.5%.

5.3 Performance of the Operating Assets

The performance of these assets at September 30, 2005 is -17.9%, what represents an increase regarding same period of the previous year that was of -21.7%. This reflects the increase in the operating income for this period and the average assets in this period.

The asset accounts considered in this analysis are: Debtors from sales, Receivables, Sundry debtors, Inventories, Recoverable Taxes and Prepaid Expenses.

5.4 Profit per share

The profit per share at September 30, 2005 was of $-4.6, whereas for identical period of the year 2004 it was of $-3.5.

5.5 Return on Dividends

In the period under analysis dividends were not distributed. The per share value as of September 30, 2005 and 2004, is $22.0 and $22.75, respectively.

6. Markets of participation, competition, and market share.

The Chilean supermarkets industry is make mainly by Unimarc; D&S with its brand Lider; Cencosud with its brand Jumbo, Las Brisas, Santa Isabel and its recent acquisition, Montecarlo; Falabella with its recent acquisition, San Francisco; follows the Supermarkets Montserrat, Economax and Rendic.

According to figures of the ASACH, at the end of the year 2004, the two main actors of the market, D&S and Cencosud, shared the 53% of the market.

For this year, it is expected that the 3 largest supermarket operators in Chile, that is, D&S, Falabella and Cencosud, shall launch an aggressive expansion strategy to gain more presence in the country. While the owner of Lider and the parent company of the Paulmann Group place their bet on incrementing the points of sale in regions and small cities, Falabella plans to expand its San Francisco brand in the districts of Santiago seeking to capture 10% of the sector. In fact, it will open up next year two hypermarkets and three supermarkets San Francisco, like part of their expansion in this item, as the general manager of the holding manifested, and remembering that the first hypermarket of the chain was already inaugurated in the district of San Bernardo. It is also expected that in next November it debuts with the first local in Santiago's center, according to near sources to the company.

Additionally, Cencosud will be the first operator of supermarkets in summoning this type of stores in the stations intermodales of the project vial Transantiago, because it reached an agreement with Sociedades Concesionarias Intermodal, operator of the futures ones parks intermodals of Quinta Normal and La Cisterna.

On the other hand, Lider already opened a local in the district of Talagante, competing with San Francisco, competitor already established. Also, it is pointed out that D&S is analyzing the possibility to form a strategic alliance with the chain of supermarkets Carrefour, of France, to settle with smaller local, those denominated stores of convenience, characterized to have low prices and for its proximity with different neighborhoods. This format would call him "Dia %".

On the other hand, Unimarc is being restructured, and projects sales by approximately US$220 million, with 41 supermarkets and a market share of 3.8%, starting an aggressive commercial and financial strategy intended to increase the level of sales.

Company's new policies search to differentiate Unimarc from the other actors with an offer of imported products of high quality at very low cost for ours clients, from different countries as Denmark, India, Holland, Indonesia, Argentina, Colombia, Ecuador and Mexico, among others.

Also, Unimarc announced the launching of an own credit card, initiative that will offer diverse functions, alternatives and will forward agreements, which expects to position the credit card as a highly competitive instrument, consenting to numerous benefits, discounts and prizes for the accumulation of points when buying in the supermarket. Soon it is hoped to give preferential credit to our clients.

This credit card will compete with the existing one in the Market, to whit, Jumbo Mas and Presto Lider. The latter will soon develop its business in the open credit cards market.

Another news related with Unimarc, is the implementation of new technologies in cash registers. These cash registers are unique in the supermarket industry. They have flat screen, enable the payment of utility bills by our customers as well as bills from other companies through collection agreements, show a detail of the purchases and also show advertising images to the clients while they are in line for paying. Likewise, these cash registers shall also enable the customers to play games of chance.

To attract new customers and increase loyalty among current ones, the entire chain shall continue to implement the Unicheques promotion. It consists in handing tickets that may be exchanged for groceries, produce, baked goods, and meats in amounts of $3,000, $4,000 and $6,000, as per the actual purchase made. This will certainly attract new clients. With the same goal in mind, the company has maintained the promotions and discounts publicized through fliers distributed on a weekly basis.

7. Market Risk Analysis.

In August 2005, the IMACEC grew to 5.9%, ruining the projections of the experts who estimated a smaller growth. With this result, the economic accumulates a raises average of 6.0% during the first eight months of the year, what allows assuring that the country will grow more than 6% this year.

The motors of the growth are the internal demand and the consumption, as the responsible main, together with the construction and the high prices of the mining of the copper.

The index of physical sale of the manufacturer industry registers in to the month of August of the 2005 an increase of 5.2% with regard to the level reached in August of the last year. With this, the mobile average of the industry grew in 6.8%. The mobile average quarterly increased 5.7%.

The IPC registered in the month of September a monthly variation of 1% with what accumulates, in these nine months of the year, an increase of 3.8%. In twelve months the increase is of 3.9%.

The main prices increases were registered in the groups Transports, Feeding, Housing and Wardrobe and prices decreases were registered in Equipments of the Housing item.

The average observed dollar of the quarterly July - September of this year was 553 Chilean pesos for dollar. Regarding this topic, we can add that the rates of the dollar are in their more depressed level of the last five years in front of the Chilean pesos. Some analysts hope the price of the foreign currency come closer to the 500 Chilean pesos for dollar at the end of the present year.

The rate of national unemployment reached to 8.7% in the quarterly June to August, experiencing a decrease of 1.2% with regard to same quarterly of the previous year and an increase of 0.1% with regard to the previous mobile quarterly.

The change quarterly is configured by an increase of 0.03% in the estimate of the Force of Work, with regard to the previous quarterly, and with an increase of 3% regarding same quarterly of the last year. The number of busy increased 4.4% when comparing it with same quarterly of the year 2004 and it diminished 0.04% regarding the previous quarterly.

7.1. Risk of Interest Rate and Variation in the Exchange Rate.

From this perspective, the company maintains debts at an average rate of 5.4%, which is comprised of 21.7% in domestic currency and 78.3% in foreign currency, mainly U.S. dollars.

Supermercados Unimarc S.A. does not have financial derivative contracts enabling to reduce the exchange rate risk or the fluctuation in the interest rates.

From the point of view of results we may state that Operating Income of Supermercados Unimarc S.A. in foreign currency represents 0.81% of the total Operating Income, which is comprised 91.7% by Argentinean pesos, from the operating income of our Argentinean affiliate Supermercados Hipermarc S.A. and 8.3% corresponding to U.S. dollars from exports of our Chilean affiliate Interagro Comercio y Ganado S.A.

The Operating Costs in foreign currency represent 0.07% of the total Operating Costs of Supermercados Unimarc S.A. and correspond 100% to Argentinean pesos, as the costs of our affiliate Interagro Comercio y Ganado S.A. are denominated to Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At September 30, 2005
ASSETS	30-Sep-05	30-Jun-05	31-Dec-04	30-Sep-04

Available	106,847	329,868	2,050,051	1,471,770
Debtors from sales (Net)	0	0	0	0
Net Negotiable Securities	0	0	0	0
Trade Debtors (Net)	1,641,232	1,437,386	1,910,546	1,424,754
Notes Receivable (Net)	714,181	662,984	1,979,899	1,709,235
Sundry Debtors (Net)	1,378,949	750,702	579,386	911,707
Related Co. Bills receivables and Debtors	8,549,431	5,360,716	6,515,097	6,060,287
Inventories (Net)	11,297,345	10,509,794	10,691,240	10,698,216
Recoverable Taxes	220,681	405,426	779,969	240,581
Prepaid Expenses	810,211	803,762	832,762	885,650
Deferred Taxes	121,616	0	0	0
Other Current Assets	102,823	104,094	412,378	126,802
Total Current Assets	24,943,316	20,364,732	25,751,328	23,529,002

Land	39,496,623	39,959,366	39,927,132	40,410,514
Construction and Infrastructure Works	50,172,225	53,851,247	52,850,423	56,482,184
Machinery and Equipment	18,460,333	23,987,945	23,967,577	24,069,361
Other Fixed Assets	35,069,718	38,411,494	38,360,993	37,014,495
	0	0	0	0
Depreciation (Less)	(20,514,420)	(28,830,668)	(26,497,608)	(26,406,640)
Total Fixed Assets	122,684,479	127,379,384	128,608,517	131,569,914

Investment in Related Companies	3,647	3,698	3,702	771
Investments in other companies	0	0	0	0
Lower Value of Investments	13,641,118	13,899,622	14,569,989	14,892,918
Higher Value of Investments (less)	(32,172)	(33,262)	(35,527)	(36,644)
Long - Term Debtors	514,074	526,944	534,305	537,307
Related Comp. Bills Receivable and Debtors	0	0	0	0
Deferred Taxes	7,547,980	8,166,660	8,216,578	7,828,038
Intangibles	9,785	10,417	10,309	10,899
Amortization (Less)	0	0	0	0
Other	1,424,670	1,480,413	1,175,668	1,434,126
Total Other Assets	23,109,102	24,051,492	24,472,024	24,667,415

Total Assets	170,736,897	171,798,608	178,834,869	179,766,331

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At September 30, 2005
LIABILITIES	30-Sep-05	30-Jun-05	31-Dec-04	30-Sep-04
Short -Term Obligation Banks & Financial Inst.	2,528,638	7,594,939	4,419,157	5,376,511
Obligation with Banks & Financial Inst. L/T Portion	3,538,770	3,826,220	3,705,062	3,957,714
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	18,096,585	18,973,643	22,670,475	19,040,664
Notes Payable	170,993	129,820	103,386	163,267
Sundry Creditors	1,591,987	1,159,127	1,371,485	1,570,329
Related Co. Notes and Accounts Payable	24,749,652	13,667,693	13,168,065	8,183,010
Provisions	706,492	754,435	978,680	852,099
Withholdings	545,097	551,801	431,902	663,104
Income Tax	0	0	147,578	0
Income Received in Advance	400,075	443,414	431,507	754,618
Deferred Taxes	0	16,548	120,162	45,143
Other Current Liabilities	0	0	0	0
Total Current Liabilities	52,328,289	47,117,640	47,547,459	40,606,459
Obligations with Banks & Financial Inst.	10,644,788	12,622,180	14,160,544	16,147,574
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	701,955	841,605	907,901	1,022,123
Sundry Creditors	2,705,542	2,902,540	3,155,745	1,882,148
Related Co. Notes and Account Payable.	17,952,902	18,258,796	18,447,240	18,693,217
Provisions	0	0	0	0
Other Long -Term Current Liabilities	1,100,207	1,330,246	1,510,278	2,822,251
Total Long -Term Liabilities	33,105,394	35,955,367	38,181,708	40,567,313
Minority Interest	18,034	20,199	21,670	17,277
Paid-in Capital	57,843,536	58,595,502	59,231,781	58,125,700
Capital Revaluation Reserves	1,388,245	585,955	0	1,104,389
Share premium	30,296,316	30,270,576	30,296,316	30,295,450
Other Reserves	(8,883,232)	(6,146,269)	(6,919,071)	(4,301,597)
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	4,640,315	5,399,638	10,475,006	13,351,340
Future Dividends Reserves	0	0	0	0
Accumulated Profits	10,475,006	10,466,106	17,760,774	17,760,266
Accumulated Losses (less)	0	0	0	0
Profit (Loss) of the Period	(5,834,691)	(5,066,468)	(7,285,768)	(4,408,926)
Interim Dividends (less)	0	0	0	0
Total Equity	85,285,180	88,705,402	93,084,032	98,575,282
Total Liabilities	170,736,897	171,798,608	178,834,869	179,766,331

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At September 30, 2005
INCOME STATEMENT	30-Sep-05	30-Jun-05	31-Dic-04	30-Sep-04

Trading Income	78,628,942	51,799,849	122,310,466	90,415,688
Operating costs	(59,166,997)	(39,307,018)	(95,439,553)	(70,603,921)
Trading Margin	19,461,945	12,492,831	26,870,913	19,811,767
Adm. and Sales Expenses	(22,328,989)	(15,515,026)	(31,287,800)	(23,442,597)
Operating Results	(2,867,044)	(3,022,195)	(4,416,887)	(3,630,830)
Financial Income	13,983	4,672	464,060	213,143
Related Co. Invest. Profits	0	0	2,463	0
Other non-operating income	286,802	432,095	1,207,636	2,973,637
Related Comp. Invest. Losses	(55)	(2)	0	(467)
Lower Value Invest. Amortization	(927,259)	(657,988)	(1,317,110)	(987,573)
Financial Expenses	(2,426,211)	(1,700,257)	(3,680,308)	(2,574,093))
Other non-operating expenses	(16,041)	(33,389)	(1,177,668)	(1,175,422)
Price-level restatement	622,004	196,677	106,519	(176,523)
Exchange rate differences	(285,535)	(440,608)	(53,006)	(231,560)
Non-Trading Income	(2,732,312)	(2,198,800)	(4,447,414)	(1,958,858)
Profit Before Tax	(5,599,356)	(5,220,995)	(8,864,301)	(5,589,688)
Income Tax	(241,468)	150,503	1,571,311	1,171,855
Consolidated (Loss) Profit	(5,840,824)	(5,070,492)	(7,292,990)	(4,417,833)
Minority Interest	2,778	1,787	2,249	5,553
Net (Loss) Profit	(5,838,046)	(5,068,705)	(7,290,741)	(4,412,280)
Higher Value Invest. Amortization	3,355	2,237	4,973	3,354
Profits (Loss) of the Period	(5,834,691)	(5,066,468)	(7,285,768)	(4,408,926)

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At September 30, 2005
FINANCIAL RATIOS	30-Sep-05	30-Jun-05	31-Dic-04	30-Sep-04
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	(4.62)	(4.02)	(5.77)	(3.49)
Book Value ($)	67.59	70.30	73.77	78.12